EXHIBIT 1.1

GOODLETTSVILLE, Tennessee - November 6, 2000 - Dollar General Corporation (NYSE:
DG) today reported earnings per diluted share of $0.15 for the third quarter ended October 27, 2000, essentially unchanged from the same period a year ago. Net income for the quarter was $51.0 million, compared to $50.9 million last year. Total sales in the period increased 15.1% to $1,094.4 million from $950.4 million last year. Same-store sales for the 13-week period increased 0.8%.

"Earlier this year, we completed a significant reset of all stores, and our interviews with customers reflect a strong sense of approval and delight in the changes we have made. In the third quarter, the success of our new layout was masked by out-of-stocks at the store level, and we are working quickly to correct this issue as we head into the busy holiday season," said Cal Turner, Jr., Chairman and CEO. "We are excited about our expanded assortment of seasonal merchandise this year. Key categories are already performing well, and with improvements in our store in-stocks on core merchandise, we will be well positioned for the fourth quarter."

For the quarter, gross margin equaled $321.4 million compared with $277.9 in 1999. Gross margin as a percentage of sales increased 13 basis points in the third quarter, to 29.37% compared with 29.24% last year, benefiting from higher purchase markup. As a percentage of sales, lower shrink and transportation expense offset higher distribution center expense and higher markdowns in the period. For the year-to-date, transportation expense is slightly lower as a percentage of sales, despite higher fuel costs. This improvement is a result of better fleet utilization, continued benefits from our transportation management system and lower average stem miles.

Operating expenses for the quarter equaled $236.5 million, compared with $195.8 million, in the same period a year ago. Although expenses were below plan, lower-than-expected sales prevented the Company from achieving operating expense leverage. As a percentage of sales, total operating expense increased to 21.61% from 20.60% last year, primarily as a result of higher health insurance, rent and payroll expense.

Year-to-date, capital expenditures equaled $209.4 million, compared with $112.4 million in the same period last year. Capital expenditures for the year-to-date included investments in new, remodeled and relocated stores and various distribution center projects. The Company opened 184 new stores, remodeled or relocated 53 stores, and closed 14 stores during the quarter. At quarter end, the Company operated 4,889 stores.

Despite operating 724 additional stores, total LIFO inventories increased only 6.1% to $1,173.3 million compared with $1,105.5 million last year. While average LIFO inventory per store increased 3.7% to $193,000 compared with $186,000 last year, average LIFO DC inventory per store decreased 41% to $47,000 compared with $80,000 last year. For the quarter, interest expense increased to $4.9 million compared with $2.3 million last year.

Outlook:
---------
The following comments contain references to years 2001, 2000 and 1999, which represent fiscal years ending February 1, 2002, February 2, 2001, and January 28, 2000, respectively.

Because the Company has adopted the Retail Federation Reporting Calendar, the Company's fiscal year ending February 2, 2001, will include 53 weeks of sales and expenses compared with a 52-week period in 1999. To avoid confusion as to comparable periods, the following earnings guidance reflects only the comparable 52-week period.

For the 52-week period, total company revenues and same-store sales are expected to increase 15-16% and 1-2%, respectively as compared with the same period in 1999. Gross profit as a percentage of net sales is expected to increase 0.20%-0.25% compared with gross profit in 1999, as a result of lower transportation expense, as a percentage of sales and better purchase markup. Based on current sales expectations, management anticipates operating expense, as a percentage of net sales, will increase 0.90%-1.10% compared to operating expense as a percentage of net sales in 1999. Interest expense as a percentage of net sales is expected to increase 0.10%-0.15%, reflecting higher interest rates than the same period a year ago. The tax rate is expected to be approximately 36.25%.

Dollar General operates more than 4,889 neighborhood stores in 25 states with distribution centers in Florida, Georgia, Kentucky, Mississippi, Missouri, Oklahoma and Virginia.

This press release contains historical and forward-looking information. The forward-looking statements are made pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. The Company believes the assumptions underlying these forward-looking statements are reasonable; however, any of the assumptions could be inaccurate, and therefore, actual results may differ materially from those projected in the forward-looking statements as a result of certain risks and uncertainties, including, but not limited to, general transportation and distribution delays or interruptions, inventory risks due to shifts in market demand, changes in product mix, interruptions in suppliers' business, fuel price and interest rate fluctuations, and costs and delays associated with building, opening and operating new distribution centers ("DCs") and stores. The Company undertakes no obligation to publicly release any revisions to any forward-looking statements contained herein to reflect events or circumstances occurring after the date of this report or to reflect the occurrence of unanticipated events.

                           DOLLAR GENERAL CORPORATION
                                INCOME STATEMENTS
                                     (000's)
                                   (Unaudited)



                             --- For the Third Quarter Ended ---                    --- For the Year-to-Date ---
                          October 27, 2000         October 29, 1999          October 27, 2000        October 29, 1999
                          ----------------         ----------------          ----------------        ----------------
Sales                  $     1,094,360           $       950,419            $   3,108,857          $    2,710,222
Cost of Sales                  772,996                   672,562                2,232,811               1,956,836
                      ------------------------- -----------------------    ---------------------- -----------------------
Gross Margin                   321,364                   277,857                  876,046                 753,386
Operating Expenses             236,524                   195,753                  654,387                 546,211
                      ------------------------- -----------------------    ---------------------- -----------------------
Operating Income                84,840                    82,104                  221,659                 207,175
Interest Expense                 4,855                     2,326                   10,459                   5,102
                      ------------------------- -----------------------    ---------------------- -----------------------
Pre-Tax Income                  79,985                    79,778                  211,200                 202,073
Taxes                           28,995                    28,919                   76,560                  73,251
                      ------------------------- -----------------------    ---------------------- -----------------------
Net Income             $        50,990           $        50,859            $     134,640          $      128,822
                      ========================= =======================    ====================== =======================
Diluted earnings per             $0.15                     $0.15                    $0.40                   $0.38
share
Weighted average
diluted shares                 333,556                   337,989                  333,652                 337,140


                           DOLLAR GENERAL CORPORATION
                                 BALANCE SHEETS
                                    ($000's)
                                   (Unaudited)


                                                 October 27      October 29
                                                   2000             1999
                                                   ----             ----
Current Assets:
 Cash and cash equivalents                    $    13,080       $    23,840 (A)
 Merchandise inventories                        1,173,328         1,105,503
 Deferred income taxes                              7,743             5,373
 Other current assets                              62,956            79,012 (A)
                                                  -------           -------
        TOTAL CURRENT ASSETS                    1,257,107         1,213,728

Property & equipment, at cost                     801,837           560,219
Less:  Accumulated depreciation                   306,894           235,360
                                                 --------           -------
                                                  494,943           324,859

Other assets                                       15,959            10,538
                                                  -------            ------

TOTAL ASSETS                                  $ 1,768,009       $ 1,549,125
                                              ===========       ===========

Current Liabilities

 Current portion of long-term debt                $ 3,622          $  1,243
 Short-term borrowings                             61,369           180,099
 Accounts payable                                 309,508           347,563
 Accrued expenses                                 122,451           115,263
 Income taxes                                       3,946            29,290
                                                  -------          --------
        TOTAL CURRENT LIABILITIES                 500,896           673,458

Long-Term obligations                             210,907             1,526
Deferred income taxes                              50,817            12,079
                                                  -------           -------
TOTAL LIABILITIES                                 762,620           687,063

Stockholders' Equity:
 Common stock                                     165,281           132,653
 Additional paid-in capital                       263,233           250,321
 Retained earnings                                576,875           479,088
                                                 --------          -------

TOTAL STOCKHOLDERS' EQUITY                      1,005,389           862,062
                                               ----------          -------

TOTAL LIABILITIES AND
STOCKHOLDERS' EQUITY                          $ 1,768,009       $ 1,549,125
                                             ============       ===========


   (A)  Items have been reclassified to conform to the 2000 presentation

                           DOLLAR GENERAL CORPORATION

                      CONSOLIDATED STATEMENTS OF CASH FLOWS

                                     (000's)

                                   (Unaudited)


                                                                           --- For the Nine Months Ended ---
                                                                       October 27, 2000        October 29, 1999
                                                                      ----------------         ----------------
Cash flows provided by (used in) operating activities:

 Net income                                                        $     134,640          $      128,822
 Adjustments to reconcile net income to net cash
      provided by (used in) operating activities
   Depreciation and amortization
                                                                          58,571                  46,759
   Deferred income taxes
                                                                          (2,454)                (20,874)
   Tax effect of stock options
                                                                          14,715                  27,862
  Change in operating assets and liabilities:
       Merchandise inventories
                                                                        (187,613)               (293,781)
       Other Current Assets

                                                                         (17,920)                (36,634) (A)
       Accounts payable
                                                                         (25,046)                 89,804
       Accrued expenses
                                                                           1,076                 (57,562)
       Income taxes
                                                                         (11,189)                  5,465
       Other

                                                                          (4,824)                    (30)
                                                                ------------------------------------------
         Net cash provided by (used in) operating
         activities                                                      (40,044)               (110,169)
                                                                ------------------------------------------

Cash flows provided by (used in) investing activities:
  Purchase of property and equipment
                                                                        (209,414)               (112,441)
  Proceeds from sale of property and equipment
                                                                             171                  63,182
                                                                ------------------------------------------
         Net cash provided by (used in) investing
         activities                                                     (209,243)                (49,259)
                                                                ------------------------------------------
Cash flows  provided by (used in) financing  activities:
Cash flows provided by (used in) financing activities:

  Issuance of short-term borrowings
                                                                         315,000                 237,914
 Repayments of short-term borrowings                                    (253,631)                (57,815)
 Issuance of long-term debt                                              214,947                   3,104
  Repayments of long-term debt
                                                                          (2,851)                 (1,846)
  Payment of cash dividend
                                                                         (31,664)                (25,619)
  Proceeds from exercise of stock options
                                                                          27,326                  32,235
 Repurchase of common stock                                              (65,549)                (26,999)
 Other                                                                         0                       0
                                                                ------------------------------------------
         Net cash provided by (used in) financing
      activities                                                         203,578                 160,974
                                                                ------------------------------------------

Net increase (decrease) in cash and cash equivalents                     (45,709)                  1,546
Cash and cash equivalents beginning of period                             58,789                  22,294
                                                                ------------------------------------------
Cash and cash equivalents end of period                             $     13,080            $     23,840
                                                                ==========================================


  (A) Items have been reclassified to conform to the 2000 presentation

                           DOLLAR GENERAL CORPORATION
                              KEY OPERATIONAL DATA
                                     (000's)

                                             --- For the Three Months Ended ---
                                              October 27            October 29
                                                 2000                  1999
                                                 ----                  ----
Sales by Category:
   Highly Consumable                            $ 638,372             $ 513,139
   Hardware and Seasonal                        $ 148,415             $ 138,007
   Basic Clothing                               $ 133,818             $ 121,908
   Home Products                                $ 173,755             $ 177,365
                                               ----------          ---------
     TOTAL SALES                               $1,094,360             $ 950,419

Same-Store Sales by Category (% Chg):
   Highly Consumable                                  8.9%
   Hardware and Seasonal                             -5.9%
   Basic Clothing                                    -3.9%
   Home Products                                    -14.3%

New Store Activity:
   Beginning Store Count                            4,719                 3,998
   New Store Openings                                 184                   177
   Store Closings                                      14                    10
   Net New Stores                                     170                   167
   Ending Store Count                               4,889                 4,165
   Total Square Footage                      33.1 million          27.6 million

                        Customer Transaction Information


In the third quarter ended October 27, 2000, the average customer purchased more than 5 items at a total cost of $8.03. Below is a summary of this year's customer transaction information.

                                            1Q        2Q         3Q       YTD
                                            --        --         --       ---
2000 Same-Store Transactions (% Chg):
   Customer Transactions                   3.8%      0.1%       1.0%      1.6%
   Average Ticket                          0.2%     -2.7%      -0.2%     -0.9%
      Average Item Price                   1.5%      2.4%       5.5%      3.0%
      Average Number of Items             -1.2%     -5.0%      -5.4%     -3.8%